Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 15, 2013, relating to the combined financial statements of AbbVie Inc. for the year ended December 31, 2012 appearing in the Annual Report on Form 10-K of AbbVie Inc. for the year ended December 31, 2014 (which report expresses an unqualified opinion and includes an emphasis of matter paragraph regarding the fact that AbbVie Inc.’s combined financial statements have been derived from the accounting records of Abbott Laboratories and include expense allocations for certain corporate functions historically provided by Abbott Laboratories), and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/DELOITTE & TOUCHE LLP

Chicago, IL

October 14, 2015